Western Goldfields Inc.

Calculation of Ratio of Earnings to Fixed Charges
	Year ended Dec. 31					6 months ended June 30
	2005	2004	2003	2002	2001	2006	2005
Fixed Charges
Interest expensed
and capitalized	348,959	327,370	65,920	-	-	20,434	94,293
Amortized premiums,
discounts and capitalized
expenses re indebtedness	208,501	620,540	57,074	-	-	-	159,716
Interest component in
rental expense	39,156	26,321	-	-	-	8,549	22,730

	596,616	974,231	122,994	-	-	28,983	276,739

Earnings
Pre tax profit (loss)
from continuing operations	(3,340,249)	(4,418,813)	(3,745,696)	(370,051)	(756)	(6,428,413)	(1,397,353)
Add: Fixed charges	596,616	974,231	122,994	-	-	28,983	276,739

	(2,743,633)	(3,444,582)	(3,622,702)	(370,051)	(756)	(6,399,430)	(1,120,614)